UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: October 28, 2025
ARRIVED HOMES, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	88-2046587
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave North, Suite 200 Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer’s telephone number)

www.arrived.com
(Issuer’s website)

Arrived Homes Series Lierly; Arrived Homes Series Soapstone; Arrived Homes Series Pecan; Arrived Homes Series Patrick; Arrived Homes Series Plumtree; Arrived Homes Series Chaparral; Arrived Homes Series Splash; Arrived Homes Series Tuscan; Arrived Homes Series Salem; Arrived Homes Series Malbec; Arrived Homes Series Pinot; Arrived Homes Series Luna; Arrived Homes Series Kingsley; Arrived Homes Series Shoreline; Arrived Homes Series Holloway; Arrived Homes Series Badminton; Arrived Homes Series Eastfair; Arrived Homes Series Mojave; Arrived Homes Series Wentworth; Arrived Homes Series Cupcake; Arrived Homes Series Basil; Arrived Homes Series Lallie; Arrived Homes Series Dewberry; Arrived Homes Series Spencer; Arrived Homes Series Summerset; Arrived Homes Series Roseberry; Arrived Homes Series Windsor; Arrived Homes Series Forest; Arrived Homes Series Meadow; Arrived Homes Series Collinston; Arrived Homes Series Saddlebred; Arrived Homes Series Odessa; Arrived Homes Series Lily; Arrived Homes Series Saturn; Arrived Homes Series Sugar; Arrived Homes Series Coatbridge; Arrived Homes Series Lennox; Arrived Homes Series Olive; Arrived Homes Series Dawson; Arrived Homes Series Ridge; Arrived Homes Series Bayside; Arrived Homes Series Elm; Arrived Homes Series River; Arrived Homes Series Amber; Arrived Homes Series Westchester; Arrived Homes Series Limestone; Arrived Homes Series Jupiter; Arrived Homes Series Weldon; Arrived Homes Series Holland; Arrived Homes Series Elevation; Arrived Homes Series Oly; Arrived Homes Series McLovin; Arrived Homes Series Matchingham; Arrived Homes Series Rooney; Arrived Homes Series Diablo; Arrived Homes Series KerriAnn; Arrived Homes Series Sigma; Arrived Homes Series Grant; Arrived Homes Series Bandelier; Arrived Homes Series Ensenada; Arrived Homes Series Davidson; Arrived Homes Series Vernon; Arrived Homes Series Murphy; Arrived Homes Series Dolittle; Arrived Homes Series Butter; Arrived Homes Series Ribbonwalk; Arrived Homes Series Scepter; Arrived Homes Series Delta; Arrived Homes Series Saint; Arrived Homes Series Lovejoy; Arrived Homes Series Emporia; Arrived Homes Series Wave; Arrived Homes Series Tuxford; Arrived Homes Series Greenhill; Arrived Homes Series Kawana; Arrived Homes Series Chelsea; Arrived Homes Series Terracotta; Arrived Homes Series Otoro; Arrived Homes Series Hollandaise; Arrived Homes Series Hadden; Arrived Homes Series Avebury; Arrived Homes Series Tulip; Arrived Homes Series Jack; Arrived Homes Series Bedford; Arrived Homes Series Louise; Arrived Homes Series Gardens; Arrived Homes Series Peanut; Arrived Homes Series 100; Arrived Homes Series Grove; Arrived Homes Series Lanier; Arrived Homes Series Mammoth; Arrived Homes Series McGregor; Arrived Homes Series Point; Arrived Homes Series Roxy; Arrived Homes Series Wisteria; Arrived Homes Series Heron; Arrived Homes Series Stonebriar; Arrived Homes Series Heritage; Arrived Homes Series Magnolia; Arrived Homes Series Kirkwood; Arrived Homes Series Rosewood; Arrived Homes Series Apollo; Arrived Homes Series Baron; Arrived Homes Series Swift; Arrived Homes Series Wescott; Arrived Homes Series Wildwood; Arrived Homes Series Madison; Arrived Homes Series Abbington; Arrived Homes Series Burlington; Arrived Homes Series Lannister; Arrived Homes Series Nugget; Arrived Homes Series Pearl; Arrived Homes Series Hines; Arrived Homes Series Ritter; Arrived Homes Series 101; Arrived Homes Series Jake; Arrived Homes Series Holcomb; Arrived Homes Series Latte; Arrived Homes Series Dunbar; Arrived Homes Series Lookout; Arrived Homes Series Reynolds; Arrived Homes Series Kennesaw; Arrived Homes Series Pioneer; Arrived Homes Series Bazzel; Arrived Homes Series June; Arrived Homes Series Johnny; Arrived Homes Series Osprey; Arrived Homes Series Riverwalk; Arrived Homes Series Collier; Arrived Homes Series Folly; Arrived Homes Series Dorchester; Arrived Homes Series Dogwood; Arrived Homes Series Walton; Arrived Homes Series Clover; Arrived Homes Series Dolly; Arrived Homes Series Kenny; Arrived Homes Series Creekside; Arrived Homes Series Willow; Arrived Homes Series Wilson; Arrived Homes Series Daisy; Arrived Homes Series Henry; Arrived Homes Series Sodalis; Arrived Homes Series Loretta; Arrived Homes Series Conway; Arrived Homes Series Belle; Arrived Homes Series Chitwood; Arrived Homes Series Spring; Arrived Homes Series Highland; Arrived Homes Series Wellington; Arrived Homes Series Braxton; Arrived Homes Series Reginald; Arrived Homes Series Camino; Arrived Homes Series Winston; Arrived Homes Series Inglewood; Arrived Homes Series Richardson; Arrived Homes Series Cumberland; Arrived Homes Series Bonneau; Arrived Homes Series Blossom; Arrived Homes Series Marcelo; Arrived Homes Series Taylor; Arrived Homes Series Aster; Arrived Homes Series Quincy; Arrived Homes Series Jill; Arrived Homes Series Marietta; Arrived Homes Series Mae; Arrived Homes Series Chester; Arrived Homes Series Shallowford; Arrived Homes Series Cypress; Arrived Homes Series Harrison; Arrived Homes Series Piedmont; Arrived Homes Series Kessler; Arrived Homes Series Creekwood; Arrived Homes Series Hansel; Arrived Homes Series Falcon; Arrived Homes Series Eagle; Arrived Homes Series Goose; Arrived Homes Series Gretal; Arrived Homes Series Mimosa; Arrived Homes Series Redondo; Arrived Homes Series Sundance; Arrived Homes Series Chickamauga; Arrived Homes Series Sequoyah; Arrived Homes Series Litton; Arrived Homes Series Brainerd; Arrived Homes Series Brooklyn; Arrived Homes Series Lurleen; Arrived Homes Series Regency; Arrived Homes Series Sunnyside; Arrived Homes Series Korin; Arrived Homes Series Dops; Arrived Homes Series Brennan; Arrived Homes Series Sajni; Arrived Homes Series Tuscarora; Arrived Homes Series Salinas; Arrived Homes Series Hansard; Arrived Homes Series Jefferson; Arrived Homes Series Marie; Arrived Homes Series Ella; Arrived Homes Series Douglas; Arrived Homes Series Cove; Arrived Homes Series Belvedere; Arrived Homes Series Avondale; Arrived Homes Series Martell; Arrived Homes Series Mycroft; Arrived Homes Series Longwoods; Arrived Homes Series Louis; Arrived Homes Series Fenwick; Arrived Homes Series Sims; Arrived Homes Series Osceola; Arrived Homes Series Augusta; Arrived Homes Series Cawley; Arrived Homes Series Bella; Arrived Homes Series Foster; Arrived Homes Series Franklin; Arrived Homes Series General; Arrived Homes Series Marion; Arrived Homes Series Marple; Arrived Homes Series Mary; Arrived Homes Series Onyx; Arrived Homes Series Palmer; Arrived Homes Series Porthos; Arrived Homes Series Simon; Arrived Homes Series Theodore; Arrived Homes Series Chinook; Arrived Homes Series Bergenia; Arrived Homes Series Felix; Arrived Homes Series Oscar; Arrived Homes Series Ellen; Arrived Homes Series Alvin; Arrived Homes Series Ballinger; Arrived Homes Series Briarwood; Arrived Homes Series Eastwood; Arrived Homes Series Abernant; Arrived Homes Series Calvin; Arrived Homes Series Fletcher; Arrived Homes Series Hargrave; Arrived Homes Series Hobbes; Arrived Homes Series Irene; Arrived Homes Series Peterson; Arrived Homes Series Richmond; Arrived Homes Series Winchester

 (Title of each class of securities issued pursuant to Regulation A)

1
ITEM 9. OTHER EVENTS

Net Asset Value as of October 25, 2025

As of 8:00 AM Eastern Time, Saturday, October 25, 2025, our net asset value (“NAV”) per interest for each series is set in the table below. This NAV per interest shall be effective until updated by us on or about January 25, 2026.

Series	NAV Per Interest
100	$8.72
101	$8.26
Abbington	$9.51
Abernant	$10.22
Alvin	$11.56
Amber	$11.26
Apollo	$8.72
Aster	$10.17
Augusta	$9.94
Avebury	$9.79
Avondale	$8.72
Badminton	$13.51
Ballinger	$10.47
Bandelier	$11.51
Baron	$8.20
Basil	$14.43
Bayside	$12.53
Bazzel	$9.99
Bedford	$10.67
Bella	$10.10
Belle	$7.99
Belvedere	$9.86
Bergenia	$9.74
Blossom	$10.00
Bonneau	$10.04
Brainerd	$10.80
Braxton	$10.09
Brennan	$8.04
Briarwood	$10.04
Brooklyn	$8.72
Burlington	$8.72
Butter	$11.28
Calvin	$10.03
Camino	$9.58
Cawley	$9.67
Chaparral	$17.98
Chelsea	$9.59
Chester	$11.08
Chickamauga	$10.56
Chinook	$8.72
Chitwood	$10.20
Clover	$9.63
Coatbridge	$10.63
Collier	$10.82
Collinston	$10.82
Conway	$8.72
Cove	$9.81
Creekside	$10.18
Creekwood	$8.72
Cumberland	$8.72
Cupcake	$16.21
Cypress	$8.20
Daisy	$10.48
Davidson	$12.16
Dawson	$11.75
Delta	$4.51
Dewberry	$12.05
Diablo	$8.72
Dogwood	$10.27
Dolittle	$12.10
Dolly	$8.72
Dops	$10.70
Dorchester	$8.72
Dunbar	$8.72
Eagle	$14.09
Eastfair	$13.49
Eastwood	$11.04
Elevation	$8.72
Ella	$10.15
Ellen	$9.50
Elm	$16.15
Emporia	$4.90
Ensenada	$8.72
Falcon	$13.63
Felix	$9.66
Fenwick	$9.88
Fletcher	$11.46
Folly	$9.69
Forest	$11.59
Foster	$11.22
Franklin	$10.10
Gardens	$8.72
General	$10.10
Goose	$15.08
Grant	$12.49
Greenhill	$10.03
Gretal	$9.68
Grove	$9.71
Hadden	$10.00
Hansard	$11.21
Hansel	$8.04
Hargrave	$8.72
Harrison	$10.37
Henry	$8.49
Heritage	$8.72
Heron	$10.69
Highland	$9.86
Hines	$9.81
Hobbes	$9.82
Holcomb	$8.72
Holland	$12.16
Hollandaise	$9.61
Holloway	$13.44
Inglewood	$9.86
Irene	$9.91
Jack	$10.20
Jake	$8.33
Jefferson	$10.85
Jill	$8.72
Johnny	$8.72
June	$8.72
Jupiter	$12.17
Kawana	$10.15
Kennesaw	$9.52
Kenny	$8.72
KerriAnn	$8.72
Kessler	$9.92
Kingsley	$12.33
Kirkwood	$8.72
Korin	$11.51
Lallie	$6.51
Lanier	$9.95
Lannister	$8.30
Latte	$10.50
Lennox	$13.62
Lierly	$26.51
Lily	$8.19
Limestone	$9.58
Litton	$11.29
Longwoods	$9.80
Lookout	$10.16
Loretta	$9.68
Louis	$9.54
Louise	$10.41
Lovejoy	$6.50
Luna	$13.46
Lurleen	$9.69
Madison	$8.30
Mae	$10.28
Magnolia	$8.30
Malbec	$17.79
Mammoth	$8.72
Marcelo	$10.05
Marie	$12.20
Marietta	$8.72
Marion	$10.52
Marple	$8.72
Martell	$9.94
Mary	$10.90
Matchingham	$11.80
McGregor	$9.94
McLovin	$8.72
Meadow	$11.05
Mimosa	$10.31
Mojave	$15.70
Murphy	$12.52
Mycroft	$8.72
Nugget	$8.25
Odessa	$8.72
Olive	$10.31
Oly	$8.46
Onyx	$8.72
Oscar	$9.99
Osceola	$8.72
Osprey	$9.83
Otoro	$4.45
Palmer	$8.72
Patrick	$17.26
Peanut	$11.17
Pearl	$8.72
Pecan	$18.90
Peterson	$10.42
Piedmont	$7.19
Pinot	$17.95
Pioneer	$8.72
Plumtree	$17.58
Point	$8.72
Porthos	$9.95
Quincy	$8.72
Redondo	$25.91
Regency	$12.66
Reginald	$8.03
Reynolds	$8.72
Ribbonwalk	$11.36
Richardson	$10.59
Richmond	$8.72
Ridge	$27.46
Ritter	$8.72
River	$13.68
Riverwalk	$10.51
Rooney	$9.90
Roseberry	$12.22
Rosewood	$10.49
Roxy	$8.72
Saddlebred	$8.72
Saint	$9.81
Sajni	$10.79
Salem	$17.36
Salinas	$11.05
Saturn	$11.46
Scepter	$9.84
Sequoyah	$10.05
Shallowford	$8.72
Shoreline	$10.46
Sigma	$10.75
Simon	$10.22
Sims	$9.76
Soapstone	$24.64
Sodalis	$8.72
Spencer	$12.72
Splash	$15.40
Spring	$9.74
Stonebriar	$8.72
Sugar	$11.39
Summerset	$14.10
Sundance	$10.07
Sunnyside	$10.54
Swift	$8.72
Taylor	$8.72
Terracotta	$8.20
Theodore	$10.15
Tulip	$8.72
Tuscan	$16.47
Tuscarora	$11.22
Tuxford	$7.10
Vernon	$10.15
Walton	$10.00
Wave	$4.41
Weldon	$12.64
Wellington	$8.72
Wentworth	$15.55
Wescott	$8.72
Westchester	$10.15
Wildwood	$12.15
Willow	$9.95
Wilson	$10.49
Winchester	$10.21
Windsor	$11.72
Winston	$8.72
Wisteria	$11.06

The following sets forth the calculation of each series' NAV per interest:

BALANCE SHEET (UNAUDITED) [1]

	100	101	Abbington	Abernant	Alvin	Amber	Apollo
ASSETS
Current assets:
Cash	$13,012	$10,666	$9,491	$13,645	$24,442	$6,412	$342
Prepaid expenses	-	-	233	212	254	3,723	3,476
Deposits	5,677	2,812	8,681	3,661	2,248	2,386	1,635
Property and equipment, net	564,404	590,408	444,499	217,111	303,552	274,722	190,055
Total assets	$583,092	$603,886	$462,903	$234,630	$330,495	$287,243	$195,508

LIABILITIES
Current liabilities:
Accrued expenses	$4,227	$1,921	$1,719	$2,211	$1,857	$2,168	$1,269
Due to (from) related parties	25,557	26,193	20,333	3,888	5,456	6,936	4,793
Tenant deposits	2,995	3,095	2,845	1,745	2,545	1,950	1,345
Note payable, related party	-	25,000	-	-	-	6,900	20,000
Mortgage payables	-	-	-	-	-	198,868	133,397
Total liabilities	$32,779	$56,209	$24,897	$7,844	$9,858	$216,823	$160,804

MEMBERS' EQUITY
Members' capital	575,051	620,417	451,917	232,784	312,159	109,223	69,677
Accumulated deficit	(24,738)	(72,741)	(13,911)	(5,998)	8,478	(38,803)	(34,973)
Total members' equity (deficit)	$550,313	$547,677	$438,007	$226,786	$320,638	$70,420	$34,704
Total liabilities and members' equity (deficit)	$583,092	$603,886	$462,903	$234,630	$330,495	$287,243	$195,508

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	550,313	547,677	438,007	226,786	320,638	70,420	34,704
Net adjustments to fair value	52,245	43,592	83,941	51,318	111,389	90,643	43,340
TOTAL NET ASSETS	$602,558	$591,269	$521,948	$278,103	$432,027	$161,063	$78,044
NET ASSET VALUE PER INTEREST	$8.72	$8.26	$9.51	$10.22	$11.56	$11.26	$8.67

	Aster	Augusta	Avebury	Avondale	Badminton	Ballinger	Bandelier
ASSETS
Current assets:
Cash	$11,631	$21,126	$5,455	$9,964	$5,801	$7,300	$7,610
Prepaid expenses	3,097	509	2,749	-	2,286	0	5,074
Deposits	(3,957)	4,014	3,430	3,838	5,305	3,916	3,973
Property and equipment, net	243,389	281,189	265,678	312,106	231,911	287,528	318,131
Total assets	$254,159	$306,837	$277,312	$325,908	$245,303	$298,745	$334,787

LIABILITIES
Current liabilities:
Accrued expenses	$1,142	$2,982	$1,254	$2,722	$1,491	$1,455	$1,267
Due to (from) related parties	13,889	5,575	6,650	6,466	5,019	5,068	7,627
Tenant deposits	2,245	1,995	1,795	1,995	2,195	2,320	2,245
Note payable, related party	9,700	-	5,400	-	17,300	-	-
Mortgage payables	124,521	-	200,993	-	172,061	-	242,674
Total liabilities	$151,497	$10,552	$216,091	$11,183	$198,065	$8,843	$253,813

MEMBERS' EQUITY
Members' capital	147,518	297,203	92,703	330,499	76,544	299,739	116,555
Accumulated deficit	(44,855)	(918)	(31,482)	(15,775)	(29,307)	(9,837)	(35,581)
Total members' equity (deficit)	$102,663	$296,285	$61,221	$314,725	$47,237	$289,902	$80,975
Total liabilities and members' equity (deficit)	$254,159	$306,837	$277,312	$325,908	$245,303	$298,745	$334,787

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	102,663	296,285	61,221	314,725	47,237	289,902	80,975
Net adjustments to fair value	72,903	53,435	60,751	54,052	98,182	79,000	88,851
TOTAL NET ASSETS	$175,566	$349,720	$121,972	$368,777	$145,419	$368,902	$169,826
NET ASSET VALUE PER INTEREST	$10.17	$9.94	$9.79	$9.48	$13.51	$10.47	$11.51

	Baron	Basil	Bayside	Bazzel	Bedford	Bella	Belle
ASSETS
Current assets:
Cash	$10,196	$5,582	$3,857	$6,071	$4,694	$8,548	$13,925
Prepaid expenses	0	2,299	4,717	943	3,787	492	799
Deposits	2,249	3,991	4,902	4,212	5,245	(2,533)	4,890
Property and equipment, net	537,446	180,560	228,827	246,142	256,489	298,163	405,825
Total assets	$549,891	$192,432	$242,303	$257,368	$270,216	$304,670	$425,439

LIABILITIES
Current liabilities:
Accrued expenses	$2,753	$403	$2,058	$3,965	$1,523	$3,329	$3,960
Due to (from) related parties	24,352	5,648	5,383	12,000	5,388	12,435	11,704
Tenant deposits	3,345	1,595	2,619	1,845	2,295	1,945	2,649
Note payable, related party	-	9,700	10,000	21,700	13,300	-	23,600
Mortgage payables	-	129,851	163,677	-	194,606	-	-
Total liabilities	$30,450	$147,198	$183,738	$39,510	$217,111	$17,710	$41,913

MEMBERS' EQUITY
Members' capital	542,399	61,073	83,681	246,221	89,676	309,380	424,526
Accumulated deficit	(22,958)	(15,838)	(25,116)	(28,363)	(36,572)	(22,420)	(41,000)
Total members' equity (deficit)	$519,441	$45,234	$58,565	$217,858	$53,104	$286,960	$383,526
Total liabilities and members' equity (deficit)	$549,891	$192,432	$242,303	$257,368	$270,216	$304,670	$425,439

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	519,441	45,234	58,565	217,858	53,104	286,960	383,526
Net adjustments to fair value	13,973	91,232	95,514	71,782	77,310	79,265	15,297
TOTAL NET ASSETS	$533,414	$136,466	$154,079	$289,640	$130,414	$366,225	$398,823
NET ASSET VALUE PER INTEREST	$8.20	$14.43	$12.53	$9.99	$10.67	$10.10	$7.99

	Belvedere	Bergenia	Blossom	Bonneau	Brainerd	Braxton	Brennan
ASSETS
Current assets:
Cash	$19,048	$16,299	$9,604	$11,180	$18,427	$9,981	$174
Prepaid expenses	0	0	208	267	325	487	3,855
Deposits	4,136	(1,182)	3,246	4,774	2,416	3,281	(3,750)
Property and equipment, net	279,549	207,047	235,336	312,246	271,081	299,007	208,172
Total assets	$302,733	$222,164	$248,394	$328,467	$292,249	$312,755	$208,451

LIABILITIES
Current liabilities:
Accrued expenses	$2,364	$1,436	$3,801	$4,753	$2,749	$3,131	$1,598
Due to (from) related parties	6,210	4,218	7,167	10,895	8,142	8,648	6,600
Tenant deposits	2,295	1,845	1,845	2,295	2,595	2,045	1,545
Note payable, related party	-	-	7,400	7,000	-	10,700	35,200
Mortgage payables	-	-	-	-	143,369	-	154,033
Total liabilities	$10,869	$7,499	$20,214	$24,943	$156,855	$24,524	$198,976

MEMBERS' EQUITY
Members' capital	284,582	215,986	248,445	325,057	147,412	305,054	84,906
Accumulated deficit	7,282	(1,321)	(20,265)	(21,533)	(12,018)	(16,822)	(75,431)
Total members' equity (deficit)	$291,864	$214,665	$228,180	$303,524	$135,394	$288,231	$9,475
Total liabilities and members' equity (deficit)	$302,733	$222,164	$248,394	$328,467	$292,249	$312,755	$208,451

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	291,864	214,665	228,180	303,524	135,394	288,231	9,475
Net adjustments to fair value	52,898	37,508	76,401	87,158	73,176	94,227	75,737
TOTAL NET ASSETS	$344,762	$252,173	$304,581	$390,682	$208,570	$382,458	$85,212
NET ASSET VALUE PER INTEREST	$9.86	$9.74	$10.00	$10.04	$10.80	$10.09	$8.04

	Briarwood	Brooklyn	Burlington	Butter	Calvin	Camino	Cawley
ASSETS
Current assets:
Cash	$13,099	$2,241	$16,504	$7,151	$19,933	$8,684	$14,486
Prepaid expenses	237	227	1,428	5,416	199	3	545
Deposits	3,422	(6,908)	5,711	9,434	3,489	2,753	2,718
Property and equipment, net	199,207	157,522	597,364	341,637	225,018	244,772	298,237
Total assets	$215,965	$153,082	$621,007	$363,638	$248,640	$256,212	$315,986

LIABILITIES
Current liabilities:
Accrued expenses	$1,829	$1,819	$3,520	$2,282	$2,050	$1,634	$2,967
Due to (from) related parties	3,698	4,946	27,664	7,353	4,014	6,340	6,297
Tenant deposits	1,995	1,249	3,195	2,795	1,795	1,595	2,195
Note payable, related party	-	13,100	12,000	24,200	-	-	-
Mortgage payables	-	82,066	-	260,045	-	-	-
Total liabilities	$7,522	$103,181	$46,379	$296,675	$7,859	$9,569	$11,459

MEMBERS' EQUITY
Members' capital	211,488	94,432	605,849	113,060	235,620	248,657	308,660
Accumulated deficit	(3,045)	(44,531)	(31,221)	(46,097)	5,162	(2,013)	(4,133)
Total members' equity (deficit)	$208,443	$49,901	$574,628	$66,963	$240,782	$246,643	$304,526
Total liabilities and members' equity (deficit)	$215,965	$153,082	$621,007	$363,638	$248,640	$256,212	$315,986

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	208,443	49,901	574,628	66,963	240,782	246,643	304,526
Net adjustments to fair value	46,146	56,745	51,135	111,530	43,265	48,603	54,327
TOTAL NET ASSETS	$254,589	$106,646	$625,763	$178,493	$284,047	$295,247	$358,854
NET ASSET VALUE PER INTEREST	$10.04	$9.08	$8.67	$11.28	$10.03	$9.58	$9.67

	Chaparral	Chelsea	Chester	Chickamauga	Chinook	Chitwood	Clover
ASSETS
Current assets:
Cash	$12,057	$9,510	$9,737	$16,571	$11,077	$11,856	$4,444
Prepaid expenses	29	3,965	4,593	597	624	17	214
Deposits	3,320	4,728	6,291	5,840	3,197	4,988	3,546
Property and equipment, net	172,514	281,550	342,646	347,818	293,948	352,968	305,341
Total assets	$187,921	$299,753	$363,267	$370,826	$308,845	$369,830	$313,544

LIABILITIES
Current liabilities:
Accrued expenses	$5,559	$2,287	$1,079	$1,955	$2,822	$4,294	$2,453
Due to (from) related parties	7,462	6,957	9,003	8,146	7,303	9,022	14,221
Tenant deposits	1,695	1,895	3,943	3,693	1,995	2,795	-
Note payable, related party	-	-	-	-	5,200	-	5,600
Mortgage payables	103,384	213,401	181,965	-	-	-	-
Total liabilities	$118,101	$224,541	$195,989	$13,794	$17,319	$16,110	$22,275

MEMBERS' EQUITY
Members' capital	69,420	94,210	204,476	349,573	306,752	355,804	309,273
Accumulated deficit	400	(18,997)	(37,197)	7,459	(15,226)	(2,085)	(18,004)
Total members' equity (deficit)	$69,820	$75,213	$167,278	$357,032	$291,526	$353,719	$291,270
Total liabilities and members' equity (deficit)	$187,921	$299,753	$363,267	$370,826	$308,845	$369,830	$313,544

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	69,820	75,213	167,278	357,032	291,526	353,719	291,270
Net adjustments to fair value	118,578	56,099	107,303	97,545	48,845	95,784	73,159
TOTAL NET ASSETS	$188,398	$131,312	$274,581	$454,577	$340,371	$449,503	$364,429
NET ASSET VALUE PER INTEREST	$17.98	$9.59	$11.08	$10.56	$9.43	$10.20	$9.63

	Coatbridge	Collier	Collinston	Conway	Cove	Creekside	Creekwood
ASSETS
Current assets:
Cash	$3,381	$5,216	$3,551	$11,472	$6,897	$12,609	$7,375
Prepaid expenses	3,150	27	2,391	630	219	172	4,664
Deposits	3,945	4,735	4,686	7,126	10,347	4,426	6,200
Property and equipment, net	246,961	327,683	189,546	633,700	198,446	286,959	266,993
Total assets	$257,436	$337,662	$200,174	$652,927	$215,909	$304,166	$285,232

LIABILITIES
Current liabilities:
Accrued expenses	$504	$721	$1,317	$2,338	$2,346	$5,655	$1,083
Due to (from) related parties	5,417	15,048	4,492	19,823	5,279	7,301	6,425
Tenant deposits	3,143	2,445	1,595	3,645	1,695	2,395	1,795
Note payable, related party	25,400	-	35,600	11,800	24,700	-	-
Mortgage payables	173,343	-	134,958	-	-	-	141,460
Total liabilities	$207,807	$18,214	$177,962	$37,607	$34,020	$15,351	$150,763

MEMBERS' EQUITY
Members' capital	95,359	324,229	81,701	657,676	216,695	279,919	163,552
Accumulated deficit	(45,729)	(4,782)	(59,489)	(42,355)	(34,805)	8,895	(29,083)
Total members' equity (deficit)	$49,630	$319,448	$22,212	$615,321	$181,890	$288,815	$134,469
Total liabilities and members' equity (deficit)	$257,436	$337,662	$200,174	$652,927	$215,909	$304,166	$285,232

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	49,630	319,448	22,212	615,321	181,890	288,815	134,469
Net adjustments to fair value	89,529	110,844	88,311	113,010	59,702	74,211	44,600
TOTAL NET ASSETS	$139,159	$430,291	$110,524	$728,330	$241,592	$363,026	$179,069
NET ASSET VALUE PER INTEREST	$10.63	$10.82	$10.82	$9.38	$9.81	$10.18	$9.23

	Cumberland	Cupcake	Cypress	Daisy	Davidson	Dawson	Delta
ASSETS
Current assets:
Cash	$8,771	$7,824	$1,899	$7,308	$3,621	$3,246	$5,961
Prepaid expenses	210	2,317	11,180	113	3,746	3,489	5,481
Deposits	3,679	3,177	(4,447)	4,263	3,417	3,921	6,710
Property and equipment, net	273,308	203,613	344,350	277,935	190,203	204,040	317,011
Total assets	$285,968	$216,931	$352,981	$289,620	$200,988	$214,697	$335,163

LIABILITIES
Current liabilities:
Accrued expenses	$1,812	$1,093	$436	$4,057	$1,446	$265	$2,024
Due to (from) related parties	7,137	6,211	12,612	7,276	7,200	5,976	16,049
Tenant deposits	2,145	1,595	2,395	1,695	1,495	1,745	2,195
Note payable, related party	-	-	-	-	14,600	23,900	95,700
Mortgage payables	-	150,231	179,282	-	145,384	144,345	224,642
Total liabilities	$11,094	$159,130	$194,725	$13,029	$170,125	$176,232	$340,610

MEMBERS' EQUITY
Members' capital	277,063	61,184	202,324	279,550	69,903	79,554	118,520
Accumulated deficit	(2,189)	(3,383)	(44,068)	(2,959)	(39,040)	(41,089)	(123,966)
Total members' equity (deficit)	$274,874	$57,802	$158,256	$276,591	$30,863	$38,465	$(5,447)
Total liabilities and members' equity (deficit)	$285,968	$216,931	$352,981	$289,620	$200,988	$214,697	$335,163

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	274,874	57,802	158,256	276,591	30,863	38,465	(5,447)
Net adjustments to fair value	47,400	116,542	43,526	86,691	81,507	90,388	70,864
TOTAL NET ASSETS	$322,274	$174,344	$201,782	$363,283	$112,370	$128,852	$65,417
NET ASSET VALUE PER INTEREST	$9.42	$16.21	$8.20	$10.48	$12.16	$11.75	$4.51

	Dewberry	Diablo	Dogwood	Dolittle	Dolly	Dops	Dorchester
ASSETS
Current assets:
Cash	$3,502	$4,713	$9,612	$5,557	$6,295	$8,401	$31,575
Prepaid expenses	2,166	4,278	333	4,134	249	1,370	703
Deposits	5,711	5,898	1,774	5,237	7,502	4,674	(25,091)
Property and equipment, net	169,427	273,009	221,705	276,615	636,398	191,218	323,665
Total assets	$180,807	$287,898	$233,424	$291,543	$650,444	$205,663	$330,852

LIABILITIES
Current liabilities:
Accrued expenses	$320	$3,737	$1,199	$2,447	$1,973	$1,720	$5,658
Due to (from) related parties	9,352	7,192	10,507	10,127	15,438	4,487	58,485
Tenant deposits	1,695	2,145	1,750	2,295	3,995	1,495	2,195
Note payable, related party	18,500	28,300	-	6,300	-	-	7,000
Mortgage payables	119,541	205,873	-	205,559	-	-	-
Total liabilities	$149,408	$247,246	$13,456	$226,728	$21,406	$7,702	$73,338

MEMBERS' EQUITY
Members' capital	67,341	96,413	223,098	96,211	663,716	195,563	339,619
Accumulated deficit	(35,942)	(55,761)	(3,131)	(31,396)	(34,679)	2,398	(82,105)
Total members' equity (deficit)	$31,399	$40,651	$219,967	$64,815	$629,037	$197,960	$257,514
Total liabilities and members' equity (deficit)	$180,807	$287,898	$233,424	$291,543	$650,444	$205,663	$330,852

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	31,399	40,651	219,967	64,815	629,037	197,960	257,514
Net adjustments to fair value	79,019	71,024	65,371	96,914	78,837	59,480	104,836
TOTAL NET ASSETS	$110,418	$111,676	$285,338	$161,729	$707,875	$257,440	$362,350
NET ASSET VALUE PER INTEREST	$12.05	$8.66	$10.27	$12.10	$9.00	$10.70	$9.05

	Dunbar	Eagle	Eastfair	Eastwood	Elevation	Ella	Ellen
ASSETS
Current assets:
Cash	$2,296	$10,313	$4,729	$12,283	$2,765	$5,655	$20,811
Prepaid expenses	-	3,994	5,045	245	2,988	193	350
Deposits	1,480	3,742	4,425	3,740	7,977	3,437	1,333
Property and equipment, net	312,080	255,885	191,693	304,295	245,723	245,096	235,986
Total assets	$315,856	$273,934	$205,892	$320,563	$259,453	$254,381	$258,479

LIABILITIES
Current liabilities:
Accrued expenses	$1,920	$1,324	$1,148	$1,678	$1,934	$1,840	$3,970
Due to (from) related parties	13,720	6,769	12,467	5,502	10,941	5,501	4,594
Tenant deposits	-	1,995	1,949	2,395	1,895	1,995	2,693
Note payable, related party	58,200	-	17,500	-	55,100	-	-
Mortgage payables	-	131,895	148,069	-	170,492	-	-
Total liabilities	$73,840	$141,983	$181,133	$9,575	$240,362	$9,336	$11,256

MEMBERS' EQUITY
Members' capital	321,642	142,310	59,630	331,055	100,669	256,068	251,357
Accumulated deficit	(79,627)	(10,359)	(34,871)	(20,068)	(81,579)	(11,023)	(4,134)
Total members' equity (deficit)	$242,016	$131,951	$24,759	$310,988	$19,091	$245,045	$247,223
Total liabilities and members' equity (deficit)	$315,856	$273,934	$205,892	$320,563	$259,453	$254,381	$258,479

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	242,016	131,951	24,759	310,988	19,091	245,045	247,223
Net adjustments to fair value	83,777	127,799	89,423	102,803	91,961	65,883	35,102
TOTAL NET ASSETS	$325,792	$259,750	$114,183	$413,791	$111,051	$310,928	$282,325
NET ASSET VALUE PER INTEREST	$8.88	$14.09	$13.49	$11.04	$8.84	$10.15	$9.50

	Elm	Emporia	Ensenada	Falcon	Felix	Fenwick	Fletcher
ASSETS
Current assets:
Cash	$4,354	$2,993	$8,031	$8,769	$6,609	$12,026	$18,150
Prepaid expenses	3,623	4,781	6,840	4,088	334	518	0
Deposits	1,121	1,425	7,353	4,320	3,904	3,143	3,276
Property and equipment, net	148,026	320,584	510,107	256,547	239,654	284,286	167,222
Total assets	$157,123	$329,782	$532,331	$273,725	$250,502	$299,973	$188,647

LIABILITIES
Current liabilities:
Accrued expenses	$1,258	$1,716	$(1,500)	$2,323	$(5)	$2,623	$1,326
Due to (from) related parties	4,647	11,284	9,467	6,727	4,568	5,869	3,164
Tenant deposits	1,495	-	3,195	2,345	2,393	1,850	1,395
Note payable, related party	12,400	29,700	18,100	-	-	-	-
Mortgage payables	105,903	242,722	388,782	131,885	-	-	-
Total liabilities	$125,703	$285,422	$418,044	$143,280	$6,955	$10,342	$5,884

MEMBERS' EQUITY
Members' capital	57,647	118,276	180,629	141,734	246,266	302,831	178,496
Accumulated deficit	(26,228)	(73,916)	(66,342)	(11,290)	(2,720)	(13,199)	4,266
Total members' equity (deficit)	$31,420	$44,360	$114,287	$130,444	$243,547	$289,632	$182,763
Total liabilities and members' equity (deficit)	$157,123	$329,782	$532,331	$273,725	$250,502	$299,973	$188,647

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	31,420	44,360	114,287	130,444	243,547	289,632	182,763
Net adjustments to fair value	101,153	30,402	84,204	120,021	42,417	61,235	64,077
TOTAL NET ASSETS	$132,573	$74,763	$198,491	$250,465	$285,963	$350,867	$246,839
NET ASSET VALUE PER INTEREST	$16.15	$4.90	$8.59	$13.63	$9.66	$9.88	$11.46

	Folly	Forest	Foster	Franklin	Gardens	General	Goose
ASSETS
Current assets:
Cash	$9,585	$7,577	$19,352	$12,425	$5,307	$9,955	$8,733
Prepaid expenses	556	5,010	0	523	2,109	467	3,990
Deposits	4,742	14,428	4,532	4,434	3,335	5,140	3,640
Property and equipment, net	291,029	320,888	297,180	286,910	205,773	300,327	238,463
Total assets	$305,912	$347,903	$321,063	$304,292	$216,524	$315,889	$254,826

LIABILITIES
Current liabilities:
Accrued expenses	$4,448	$(1,607)	$2,757	$8,039	$1,286	$3,312	$1,249
Due to (from) related parties	16,353	11,410	6,055	6,980	5,435	5,758	6,246
Tenant deposits	2,695	2,445	2,349	2,595	1,595	2,495	1,895
Note payable, related party	6,600	60,400	-	-	11,000	-	-
Mortgage payables	-	225,385	-	-	134,928	-	122,812
Total liabilities	$30,096	$298,033	$11,161	$17,615	$154,245	$11,566	$132,202

MEMBERS' EQUITY
Members' capital	303,063	132,091	304,917	301,930	82,771	310,878	130,105
Accumulated deficit	(27,248)	(82,221)	4,985	(15,253)	(20,492)	(6,554)	(7,481)
Total members' equity (deficit)	$275,816	$49,870	$309,902	$286,678	$62,279	$304,324	$122,624
Total liabilities and members' equity (deficit)	$305,912	$347,903	$321,063	$304,292	$216,524	$315,889	$254,826

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	275,816	49,870	309,902	286,678	62,279	304,324	122,624
Net adjustments to fair value	74,839	138,296	108,993	71,767	44,243	73,837	137,466
TOTAL NET ASSETS	$350,655	$188,166	$418,896	$358,445	$106,523	$378,161	$260,090
NET ASSET VALUE PER INTEREST	$9.69	$11.59	$11.22	$10.10	$9.27	$10.10	$15.08

	Grant	Greenhill	Gretal	Grove	Hadden	Hansard	Hansel
ASSETS
Current assets:
Cash	$7,808	$6,027	$14,980	$3,459	$2,848	$16,132	$6,600
Prepaid expenses	5,459	4,917	197	3,342	3,574	100	6,199
Deposits	5,478	5,945	4,135	4,057	1,577	7,066	5,012
Property and equipment, net	340,191	297,467	418,640	211,746	200,761	283,493	375,540
Total assets	$358,937	$314,356	$437,952	$222,605	$208,760	$306,791	$393,351

LIABILITIES
Current liabilities:
Accrued expenses	$1,139	$1,402	$1,340	$1,311	$1,084	$1,613	$1,296
Due to (from) related parties	7,879	11,164	9,671	7,235	8,732	6,854	7,495
Tenant deposits	-	3,119	2,395	1,869	1,645	4,840	3,003
Note payable, related party	-	-	-	11,100	-	-	22,600
Mortgage payables	256,652	225,620	-	155,789	141,892	-	197,684
Total liabilities	$265,670	$241,303	$13,406	$177,303	$153,353	$13,307	$232,078

MEMBERS' EQUITY
Members' capital	118,679	94,917	436,635	81,156	79,763	287,580	223,677
Accumulated deficit	(25,412)	(21,864)	(12,089)	(35,855)	(24,356)	5,904	(62,403)
Total members' equity (deficit)	$93,267	$73,053	$424,546	$45,301	$55,407	$293,484	$161,273
Total liabilities and members' equity (deficit)	$358,937	$314,356	$437,952	$222,605	$208,760	$306,791	$393,351

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	93,267	73,053	424,546	45,301	55,407	293,484	161,273
Net adjustments to fair value	108,922	63,817	81,719	53,928	53,690	101,363	53,444
TOTAL NET ASSETS	$202,189	$136,870	$506,265	$99,229	$109,098	$394,847	$214,717
NET ASSET VALUE PER INTEREST	$12.49	$10.03	$9.68	$9.71	$10.00	$11.21	$8.04

	Hargrave	Harrison	Henry	Heritage	Heron	Highland	Hines
ASSETS
Current assets:
Cash	$2,595	$13,590	$13,010	$8,253	$4,922	$3,133	$6,752
Prepaid expenses	199	5,539	63	5,143	3,994	-	-
Deposits	(6,053)	5,771	2,035	4,569	5,110	1,343	2,244
Property and equipment, net	222,674	423,491	397,061	269,208	265,500	264,772	240,242
Total assets	$219,414	$448,390	$412,169	$287,172	$279,526	$269,248	$249,238

LIABILITIES
Current liabilities:
Accrued expenses	$2,198	$2,644	$5,801	$1,292	$2,574	$3,226	$1,804
Due to (from) related parties	3,918	11,068	11,037	6,586	8,424	10,072	17,826
Tenant deposits	3,190	3,045	2,395	1,995	2,369	-	1,845
Note payable, related party	-	-	49,500	19,300	7,100	-	-
Mortgage payables	-	225,170	-	200,980	198,893	-	-
Total liabilities	$9,306	$241,927	$68,733	$230,153	$219,360	$13,298	$21,475

MEMBERS' EQUITY
Members' capital	247,494	240,302	409,542	97,758	98,768	270,349	245,854
Accumulated deficit	(37,385)	(33,839)	(66,107)	(40,739)	(38,602)	(14,399)	(18,091)
Total members' equity (deficit)	$210,108	$206,463	$343,436	$57,019	$60,166	$255,951	$227,763
Total liabilities and members' equity (deficit)	$219,414	$448,390	$412,169	$287,172	$279,526	$269,248	$249,238

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	210,108	206,463	343,436	57,019	60,166	255,951	227,763
Net adjustments to fair value	49,304	104,995	55,641	52,893	75,551	61,340	61,177
TOTAL NET ASSETS	$259,412	$311,458	$399,077	$109,912	$135,717	$317,291	$288,940
NET ASSET VALUE PER INTEREST	$9.26	$10.37	$8.49	$8.80	$10.69	$9.86	$9.81

	Hobbes	Holcomb	Holland	Hollandaise	Holloway	Inglewood	Irene
ASSETS
Current assets:
Cash	$8,635	$17,036	$4,100	$5,493	$5,608	$9,518	$16,586
Prepaid expenses	199	0	3,663	5,100	3,662	1,033	211
Deposits	3,937	620	4,564	11,349	3,800	6,646	2,680
Property and equipment, net	222,965	326,763	189,719	334,376	303,018	628,417	167,222
Total assets	$235,736	$344,419	$202,046	$356,319	$316,088	$645,615	$186,699

LIABILITIES
Current liabilities:
Accrued expenses	$2,014	$4,836	$1,105	$1,163	$(366)	$2,307	$1,895
Due to (from) related parties	3,776	14,892	8,684	11,095	8,154	14,471	3,150
Tenant deposits	2,393	2,095	2,168	1,895	3,119	3,445	1,395
Note payable, related party	-	-	-	13,200	9,900	-	-
Mortgage payables	-	-	145,390	253,145	218,459	-	-
Total liabilities	$8,183	$21,823	$157,346	$280,498	$239,265	$20,223	$6,439

MEMBERS' EQUITY
Members' capital	241,588	337,075	79,744	132,552	113,932	660,931	177,129
Accumulated deficit	(14,035)	(14,479)	(35,044)	(56,731)	(37,109)	(35,539)	3,130
Total members' equity (deficit)	$227,553	$322,595	$44,700	$75,821	$76,823	$625,392	$180,260
Total liabilities and members' equity (deficit)	$235,736	$344,419	$202,046	$356,319	$316,088	$645,615	$186,699

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	227,553	322,595	44,700	75,821	76,823	625,392	180,260
Net adjustments to fair value	47,870	28,776	78,178	81,756	121,539	141,077	33,199
TOTAL NET ASSETS	$275,423	$351,372	$122,878	$157,577	$198,362	$766,468	$213,458
NET ASSET VALUE PER INTEREST	$9.82	$8.60	$12.16	$9.61	$13.44	$9.86	$9.91

	Jack	Jake	Jefferson	Jill	Johnny	June	Jupiter
ASSETS
Current assets:
Cash	$5,494	$13,290	$15,633	$8,284	$12,132	$8,228	$8,553
Prepaid expenses	5,714	380	873	7,509	177	178	2,746
Deposits	5,137	9,306	4,738	4,383	6,145	5,524	3,466
Property and equipment, net	383,053	542,230	256,680	370,923	540,465	540,465	189,542
Total assets	$399,398	$565,207	$277,923	$391,098	$558,918	$554,395	$204,307

LIABILITIES
Current liabilities:
Accrued expenses	$1,204	$4,610	$1,384	$1,058	$2,048	$6,425	$1,126
Due to (from) related parties	7,795	25,249	6,006	8,991	23,809	27,396	5,687
Tenant deposits	3,143	2,995	2,595	2,195	2,995	2,945	1,550
Note payable, related party	17,200	23,900	-	-	19,200	9,300	6,900
Mortgage payables	287,039	-	-	197,008	-	-	138,186
Total liabilities	$316,381	$56,753	$9,985	$209,252	$48,051	$46,066	$153,449

MEMBERS' EQUITY
Members' capital	142,018	570,438	255,605	216,025	558,688	568,014	78,657
Accumulated deficit	(59,000)	(61,985)	12,333	(34,178)	(47,821)	(59,686)	(27,800)
Total members' equity (deficit)	$83,017	$508,453	$267,938	$181,847	$510,867	$508,328	$50,857
Total liabilities and members' equity (deficit)	$399,398	$565,207	$277,923	$391,098	$558,918	$554,395	$204,307

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	83,017	508,453	267,938	181,847	510,867	508,328	50,857
Net adjustments to fair value	104,190	46,734	78,618	58,386	71,525	71,783	76,991
TOTAL NET ASSETS	$187,208	$555,187	$346,557	$240,233	$582,392	$580,112	$127,849
NET ASSET VALUE PER INTEREST	$10.20	$8.33	$10.85	$8.96	$8.81	$8.74	$12.17

	Kawana	Kennesaw	Kenny	KerriAnn	Kessler	Kingsley	Kirkwood
ASSETS
Current assets:
Cash	$10,002	$8,568	$15,052	$2,910	$3,424	$2,312	$7,596
Prepaid expenses	3,979	288	249	3,531	3,043	82	4,681
Deposits	4,732	4,693	(862)	6,369	1,765	4,061	(7,102)
Property and equipment, net	251,751	392,016	636,398	306,789	240,778	281,073	245,843
Total assets	$270,464	$405,566	$650,837	$319,599	$249,011	$287,528	$251,018

LIABILITIES
Current liabilities:
Accrued expenses	$1,302	$3,944	$2,202	$1,490	$1,118	$231	$2,031
Due to (from) related parties	6,572	17,664	15,023	12,058	5,092	8,092	20,154
Tenant deposits	2,543	2,595	3,345	1,995	1,595	2,869	2,393
Note payable, related party	-	-	6,100	23,600	13,600	15,600	9,700
Mortgage payables	190,562	-	-	235,700	125,512	212,511	180,120
Total liabilities	$200,979	$24,203	$26,670	$274,843	$146,917	$239,302	$214,398

MEMBERS' EQUITY
Members' capital	86,282	406,669	674,153	115,726	147,122	95,980	86,877
Accumulated deficit	(16,797)	(25,307)	(49,986)	(70,971)	(45,028)	(47,754)	(50,257)
Total members' equity (deficit)	$69,485	$381,363	$624,167	$44,756	$102,094	$48,226	$36,620
Total liabilities and members' equity (deficit)	$270,464	$405,566	$650,837	$319,599	$249,011	$287,528	$251,018

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	69,485	381,363	624,167	44,756	102,094	48,226	36,620
Net adjustments to fair value	59,370	80,151	88,374	77,314	67,126	107,360	65,978
TOTAL NET ASSETS	$128,856	$461,513	$712,541	$122,070	$169,220	$155,586	$102,598
NET ASSET VALUE PER INTEREST	$10.15	$9.52	$9.09	$8.50	$9.92	$12.33	$9.04

	Korin	Lallie	Lanier	Lannister	Latte	Lennox	Lierly
ASSETS
Current assets:
Cash	$17,081	$153	$3,405	$1,448	$12,806	$4,080	$15,663
Prepaid expenses	0	4,045	5,936	4,853	289	2,014	35
Deposits	4,087	850	4,916	3,430	5,662	4,039	3,485
Property and equipment, net	259,583	337,299	350,274	163,450	336,563	193,214	187,962
Total assets	$280,751	$342,347	$364,531	$173,181	$355,319	$203,348	$207,145

LIABILITIES
Current liabilities:
Accrued expenses	$5,981	$(642)	$1,201	$1,250	$3,241	$346	$6,380
Due to (from) related parties	5,940	29,743	7,351	5,620	25,855	4,410	7,264
Tenant deposits	1,995	-	2,195	1,395	2,195	1,795	1,750
Note payable, related party	-	57,200	11,800	18,700	-	9,700	-
Mortgage payables	-	237,792	261,474	112,772	-	137,901	129,978
Total liabilities	$13,916	$324,093	$284,022	$139,737	$31,291	$154,152	$145,373

MEMBERS' EQUITY
Members' capital	257,223	121,831	127,071	75,192	345,573	70,918	58,265
Accumulated deficit	9,612	(103,577)	(46,562)	(41,748)	(21,544)	(21,723)	3,507
Total members' equity (deficit)	$266,835	$18,254	$80,509	$33,444	$324,028	$49,195	$61,771
Total liabilities and members' equity (deficit)	$280,751	$342,347	$364,531	$173,181	$355,319	$203,348	$207,145

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	266,835	18,254	80,509	33,444	324,028	49,195	61,771
Net adjustments to fair value	106,107	84,911	83,572	45,125	107,617	95,097	188,907
TOTAL NET ASSETS	$372,942	$103,165	$164,082	$78,569	$431,645	$144,292	$250,678
NET ASSET VALUE PER INTEREST	$11.51	$6.51	$9.95	$8.30	$10.50	$13.62	$26.51

	Lily	Limestone	Litton	Longwoods	Lookout	Loretta	Louis
ASSETS
Current assets:
Cash	$4,097	$4,919	$13,918	$11,931	$10,939	$10,276	$18,198
Prepaid expenses	8,861	3,252	223	0	104	630	562
Deposits	5,132	4,794	4,106	3,973	3,051	9,681	5,251
Property and equipment, net	479,567	262,245	299,179	255,427	317,678	633,345	255,347
Total assets	$497,657	$275,210	$317,427	$271,331	$331,773	$653,932	$279,358

LIABILITIES
Current liabilities:
Accrued expenses	$209	$1,564	$1,592	$2,060	$1,122	$2,278	$2,685
Due to (from) related parties	11,285	6,711	9,073	7,488	13,691	14,886	4,918
Tenant deposits	2,395	2,095	2,545	1,995	2,245	6,390	1,895
Note payable, related party	64,000	21,400	-	-	-	6,200	-
Mortgage payables	308,817	201,024	158,200	-	-	-	-
Total liabilities	$386,706	$232,794	$171,410	$11,543	$17,059	$29,754	$9,498

MEMBERS' EQUITY
Members' capital	206,569	104,673	164,927	269,429	316,947	648,295	269,078
Accumulated deficit	(95,618)	(62,256)	(18,911)	(9,642)	(2,233)	(24,117)	782
Total members' equity (deficit)	$110,951	$42,417	$146,016	$259,787	$314,714	$624,178	$269,860
Total liabilities and members' equity (deficit)	$497,657	$275,210	$317,427	$271,331	$331,773	$653,932	$279,358

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	110,951	42,417	146,016	259,787	314,714	624,178	269,860
Net adjustments to fair value	85,919	88,851	95,617	55,019	77,296	111,824	39,353
TOTAL NET ASSETS	$196,871	$131,267	$241,634	$314,806	$392,010	$736,002	$309,213
NET ASSET VALUE PER INTEREST	$8.19	$9.58	$11.29	$9.80	$10.16	$9.68	$9.54

	Louise	Lovejoy	Luna	Lurleen	Madison	Mae	Magnolia
ASSETS
Current assets:
Cash	$6,450	$3,480	$3,838	$1,717	$6,614	$8,702	$6,037
Prepaid expenses	4,310	4,247	1,921	216	2,711	397	3,244
Deposits	4,833	2,398	4,168	1,850	4,992	7,067	5,104
Property and equipment, net	252,596	268,948	191,693	209,910	189,452	326,694	233,087
Total assets	$268,190	$279,073	$201,619	$213,693	$203,768	$342,859	$247,472

LIABILITIES
Current liabilities:
Accrued expenses	$1,179	$1,229	$737	$2,360	$1,222	$5,076	$1,283
Due to (from) related parties	8,476	6,800	5,488	8,718	6,216	8,270	5,981
Tenant deposits	1,895	1,995	1,895	-	2,174	4,190	3,290
Note payable, related party	-	12,300	17,800	7,100	15,900	-	23,800
Mortgage payables	180,126	203,085	148,069	108,717	100,003	-	171,222
Total liabilities	$191,676	$225,409	$173,988	$126,895	$125,514	$17,536	$205,576

MEMBERS' EQUITY
Members' capital	92,883	92,111	60,484	121,895	112,623	332,322	88,061
Accumulated deficit	(16,369)	(38,447)	(32,853)	(35,097)	(34,369)	(6,999)	(46,166)
Total members' equity (deficit)	$76,514	$53,664	$27,631	$86,798	$78,254	$325,323	$41,896
Total liabilities and members' equity (deficit)	$268,190	$279,073	$201,619	$213,693	$203,768	$342,859	$247,472

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	76,514	53,664	27,631	86,798	78,254	325,323	41,896
Net adjustments to fair value	61,262	29,363	93,228	62,145	34,745	88,499	50,400
TOTAL NET ASSETS	$137,776	$83,027	$120,858	$148,943	$112,999	$413,822	$92,296
NET ASSET VALUE PER INTEREST	$10.41	$6.50	$13.46	$9.69	$8.30	$10.28	$8.30

	Malbec	Mammoth	Marcelo	Marie	Marietta	Marion	Marple
ASSETS
Current assets:
Cash	$6,095	$4,060	$9,470	$18,739	$2,952	$8,869	$4,654
Prepaid expenses	2,986	5,822	-	105	4,406	1,169	0
Deposits	1,302	4,785	3,565	5,151	4,399	4,040	3,135
Property and equipment, net	283,807	312,371	263,355	298,754	279,845	248,620	166,418
Total assets	$294,190	$327,038	$276,389	$322,749	$291,603	$262,698	$174,206

LIABILITIES
Current liabilities:
Accrued expenses	$2	$1,307	$2,392	$792	$1,274	$1,499	$1,340
Due to (from) related parties	12,026	9,927	6,688	7,033	6,932	7,501	3,735
Tenant deposits	2,295	2,095	1,945	2,745	2,195	2,295	1,943
Note payable, related party	-	44,300	-	-	18,900	5,800	-
Mortgage payables	205,124	235,754	-	-	148,689	-	-
Total liabilities	$219,447	$293,383	$11,026	$10,570	$177,990	$17,095	$7,017

MEMBERS' EQUITY
Members' capital	94,992	118,444	271,279	292,179	170,351	261,218	182,498
Accumulated deficit	(20,249)	(84,789)	(5,916)	20,000	(56,738)	(15,615)	(15,309)
Total members' equity (deficit)	$74,744	$33,655	$265,363	$312,179	$113,613	$245,603	$167,189
Total liabilities and members' equity (deficit)	$294,190	$327,038	$276,389	$322,749	$291,603	$262,698	$174,206

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	74,744	33,655	265,363	312,179	113,613	245,603	167,189
Net adjustments to fair value	170,315	94,889	74,142	139,363	72,792	74,512	33,623
TOTAL NET ASSETS	$245,059	$128,544	$339,505	$451,542	$186,404	$320,115	$200,812
NET ASSET VALUE PER INTEREST	$17.79	$8.78	$10.05	$12.20	$9.25	$10.52	$9.44

	Martell	Mary	Matchingham	McGregor	McLovin	Meadow	Mimosa
ASSETS
Current assets:
Cash	$8,896	$14,866	$3,368	$6,395	$3,773	$4,775	$6,208
Prepaid expenses	-	481	2,381	0	7,130	3,877	81
Deposits	3,711	3,986	4,019	4,243	6,327	2,574	3,141
Property and equipment, net	246,483	257,530	190,133	276,147	490,805	288,004	196,980
Total assets	$259,090	$276,862	$199,902	$286,785	$508,035	$299,230	$206,410

LIABILITIES
Current liabilities:
Accrued expenses	$1,398	$1,206	$1,655	$3,204	$(1,930)	$1,199	$1,734
Due to (from) related parties	7,775	5,257	6,068	13,658	8,960	10,042	9,326
Tenant deposits	1,945	2,095	1,795	1,895	3,495	-	1,495
Note payable, related party	6,200	-	-	-	20,900	-	-
Mortgage payables	-	-	144,752	-	364,422	212,847	106,380
Total liabilities	$17,318	$8,558	$154,270	$18,757	$395,848	$224,088	$118,936

MEMBERS' EQUITY
Members' capital	264,099	260,531	58,616	278,361	160,700	122,707	114,769
Accumulated deficit	(22,326)	7,773	(12,985)	(10,334)	(48,512)	(47,565)	(27,294)
Total members' equity (deficit)	$241,772	$268,304	$45,632	$268,028	$112,188	$75,142	$87,474
Total liabilities and members' equity (deficit)	$259,090	$276,862	$199,902	$286,785	$508,035	$299,230	$206,410

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	241,772	268,304	45,632	268,028	112,188	75,142	87,474
Net adjustments to fair value	65,995	77,945	65,596	74,522	87,289	94,521	67,026
TOTAL NET ASSETS	$307,767	$346,249	$111,227	$342,549	$199,476	$169,663	$154,500
NET ASSET VALUE PER INTEREST	$9.94	$10.90	$11.80	$9.94	$9.09	$11.05	$10.31

	Mojave	Murphy	Mycroft	Nugget	Odessa	Olive	Oly
ASSETS
Current assets:
Cash	$5,032	$4,298	$12,509	$7,502	$6,938	$4,018	$9,559
Prepaid expenses	2,270	4,004	0	-	7,283	3,389	6,777
Deposits	3,925	4,365	(7,179)	2,275	2,924	6,441	5,975
Property and equipment, net	216,765	267,672	170,187	515,463	479,577	208,567	481,660
Total assets	$227,991	$280,338	$175,517	$525,240	$496,722	$222,416	$503,971

LIABILITIES
Current liabilities:
Accrued expenses	$1,150	$2,549	$1,446	$6,213	$(1,651)	$1,455	$(1,243)
Due to (from) related parties	5,258	9,853	3,789	23,406	8,831	6,667	10,412
Tenant deposits	2,195	1,995	1,645	3,295	3,395	1,895	2,995
Note payable, related party	6,900	-	-	-	41,400	19,000	6,000
Mortgage payables	160,331	205,251	-	-	371,406	124,369	365,124
Total liabilities	$175,835	$219,648	$6,881	$32,914	$423,381	$153,385	$383,289

MEMBERS' EQUITY
Members' capital	62,368	91,972	176,053	519,599	176,215	105,274	162,571
Accumulated deficit	(10,211)	(31,282)	(7,416)	(27,272)	(102,874)	(36,243)	(41,889)
Total members' equity (deficit)	$52,157	$60,690	$168,637	$492,326	$73,341	$69,031	$120,682
Total liabilities and members' equity (deficit)	$227,991	$280,338	$175,517	$525,240	$496,722	$222,416	$503,971

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	52,157	60,690	168,637	492,326	73,341	69,031	120,682
Net adjustments to fair value	110,801	102,704	34,024	22,859	114,724	71,724	64,097
TOTAL NET ASSETS	$162,958	$163,394	$202,661	$515,185	$188,065	$140,755	$184,779
NET ASSET VALUE PER INTEREST	$15.70	$12.52	$9.34	$8.25	$8.60	$10.31	$8.46

	Onyx	Oscar	Osceola	Osprey	Otoro	Palmer	Patrick
ASSETS
Current assets:
Cash	$8,605	$4,031	$9,595	$9,406	$1,300	$4,464	$9,167
Prepaid expenses	0	752	2,196	362	4,585	509	55
Deposits	(2,208)	1,580	2,233	2,687	10,225	3,265	3,120
Property and equipment, net	317,370	241,055	265,674	324,932	364,031	281,156	187,868
Total assets	$323,767	$247,419	$279,698	$337,387	$380,141	$289,394	$200,211

LIABILITIES
Current liabilities:
Accrued expenses	$565	$(3)	$2,749	$5,163	$1,741	$2,750	$5,282
Due to (from) related parties	6,073	4,488	9,681	16,060	21,462	5,436	9,935
Tenant deposits	2,295	-	-	2,295	2,319	1,895	1,595
Note payable, related party	-	-	7,000	-	78,700	-	-
Mortgage payables	-	-	-	-	271,912	-	107,910
Total liabilities	$8,934	$4,486	$19,430	$23,518	$376,133	$10,082	$124,722

MEMBERS' EQUITY
Members' capital	324,073	257,468	295,478	337,810	130,815	296,041	85,389
Accumulated deficit	(9,240)	(14,535)	(35,210)	(23,941)	(126,807)	(16,728)	(9,901)
Total members' equity (deficit)	$314,834	$242,933	$260,268	$313,869	$4,008	$279,312	$75,488
Total liabilities and members' equity (deficit)	$323,767	$247,419	$279,698	$337,387	$380,141	$289,394	$200,211

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	314,834	242,933	260,268	313,869	4,008	279,312	75,488
Net adjustments to fair value	49,132	55,435	53,643	82,195	71,492	50,115	119,736
TOTAL NET ASSETS	$363,966	$298,368	$313,911	$396,064	$75,500	$329,428	$195,224
NET ASSET VALUE PER INTEREST	$9.47	$9.99	$9.37	$9.83	$4.45	$9.49	$17.26

	Peanut	Pearl	Pecan	Peterson	Piedmont	Pinot	Pioneer
ASSETS
Current assets:
Cash	$5,439	$3,446	$12,980	$18,361	$6,499	$7,330	$6,790
Prepaid expenses	2,623	233	31	239	5,979	3,620	47
Deposits	5,250	795	3,302	1,791	2,188	4,720	6,542
Property and equipment, net	197,622	502,392	182,968	215,732	354,465	286,548	540,435
Total assets	$210,934	$506,867	$199,280	$236,123	$369,131	$302,219	$553,814

LIABILITIES
Current liabilities:
Accrued expenses	$1,141	$1,902	$5,583	$2,209	$1,175	$(8)	$5,380
Due to (from) related parties	6,067	28,145	7,610	3,881	8,942	11,501	23,787
Tenant deposits	2,093	-	1,750	-	2,295	2,395	3,445
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	145,359	-	112,463	-	188,347	207,253	-
Total liabilities	$154,660	$30,047	$127,406	$6,090	$200,759	$221,141	$32,612

MEMBERS' EQUITY
Members' capital	70,405	526,530	70,383	230,940	218,473	94,929	554,548
Accumulated deficit	(14,131)	(49,711)	1,491	(907)	(50,101)	(13,850)	(33,346)
Total members' equity (deficit)	$56,274	$476,820	$71,874	$230,033	$168,372	$81,078	$521,202
Total liabilities and members' equity (deficit)	$210,934	$506,867	$199,280	$236,123	$369,131	$302,219	$553,814

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	56,274	476,820	71,874	230,033	168,372	81,078	521,202
Net adjustments to fair value	52,983	44,310	130,232	52,567	16,817	168,235	48,846
TOTAL NET ASSETS	$109,257	$521,130	$202,106	$282,600	$185,189	$249,313	$570,048
NET ASSET VALUE PER INTEREST	$11.17	$8.51	$18.90	$10.42	$7.19	$17.95	$8.75

	Plumtree	Point	Porthos	Quincy	Redondo	Regency	Reginald
ASSETS
Current assets:
Cash	$9,641	$5,507	$14,328	$10,029	$6,605	$3,043	$2,476
Prepaid expenses	32	6,726	-	0	208	711	275
Deposits	4,590	5,892	4,575	6,367	11,244	4,282	2,288
Property and equipment, net	176,714	350,872	286,871	504,731	291,997	266,458	426,783
Total assets	$190,977	$368,998	$305,774	$521,126	$310,054	$274,494	$431,822

LIABILITIES
Current liabilities:
Accrued expenses	$5,531	$1,248	$1,595	$3,473	$4,235	$3,646	$4,186
Due to (from) related parties	7,609	6,264	9,072	12,422	7,944	7,394	12,249
Tenant deposits	1,550	2,095	2,295	3,495	3,143	2,295	5,190
Note payable, related party	-	17,600	-	27,400	11,300	5,000	53,000
Mortgage payables	110,173	265,298	-	-	155,794	135,896	-
Total liabilities	$124,863	$292,506	$12,961	$46,790	$182,415	$154,231	$74,626

MEMBERS' EQUITY
Members' capital	66,874	128,775	295,838	521,223	173,685	142,486	434,047
Accumulated deficit	(760)	(52,283)	(3,025)	(46,886)	(46,046)	(22,222)	(76,850)
Total members' equity (deficit)	$66,114	$76,491	$292,812	$474,337	$127,639	$120,263	$357,196
Total liabilities and members' equity (deficit)	$190,977	$368,998	$305,774	$521,126	$310,054	$274,494	$431,822

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	66,114	76,491	292,812	474,337	127,639	120,263	357,196
Net adjustments to fair value	125,196	71,681	62,659	63,845	419,952	115,199	43,647
TOTAL NET ASSETS	$191,310	$148,172	$355,471	$538,182	$547,592	$235,463	$400,843
NET ASSET VALUE PER INTEREST	$17.58	$8.93	$9.95	$8.81	$25.91	$12.66	$8.03

	Reynolds	Ribbonwalk	Richardson	Richmond	Ridge	Ritter	River
ASSETS
Current assets:
Cash	$20,584	$705	$14,839	$17,851	$3,166	$11,363	$4,456
Prepaid expenses	491	4,165	215	347	2,915	103	2,650
Deposits	5,503	2,626	3,933	5,638	6,526	4,933	3,336
Property and equipment, net	396,619	288,043	290,483	363,604	194,105	464,458	237,735
Total assets	$423,197	$295,538	$309,469	$387,440	$206,712	$480,857	$248,177

LIABILITIES
Current liabilities:
Accrued expenses	$4,051	$1,363	$4,946	$3,572	$298	$3,276	$1,513
Due to (from) related parties	17,865	11,043	7,366	5,996	9,608	23,886	8,821
Tenant deposits	2,495	1,995	1,995	3,443	2,543	2,495	2,993
Note payable, related party	-	12,000	-	-	-	17,200	-
Mortgage payables	-	221,881	-	-	138,545	-	170,492
Total liabilities	$24,411	$248,281	$14,307	$13,011	$150,993	$46,858	$183,819

MEMBERS' EQUITY
Members' capital	401,758	110,520	300,244	388,068	71,779	491,968	85,264
Accumulated deficit	(2,972)	(63,262)	(5,081)	(13,639)	(16,061)	(57,969)	(20,906)
Total members' equity (deficit)	$398,786	$47,257	$295,163	$374,429	$55,718	$433,999	$64,358
Total liabilities and members' equity (deficit)	$423,197	$295,538	$309,469	$387,440	$206,712	$480,857	$248,177

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	398,786	47,257	295,163	374,429	55,718	433,999	64,358
Net adjustments to fair value	22,735	110,417	93,648	50,473	229,887	101,909	109,367
TOTAL NET ASSETS	$421,521	$157,674	$388,810	$424,902	$285,606	$535,908	$173,726
NET ASSET VALUE PER INTEREST	$8.58	$11.36	$10.59	$9.48	$27.46	$9.25	$13.68

	Riverwalk	Rooney	Roseberry	Rosewood	Roxy	Saddlebred	Saint
ASSETS
Current assets:
Cash	$14,855	$7,098	$2,994	$8,386	$6,915	$4,778	$13,217
Prepaid expenses	0	5,646	5,146	3,031	4,703	5,181	4,368
Deposits	5,034	4,461	8,636	5,454	4,678	7,699	4,795
Property and equipment, net	364,537	338,065	293,351	248,549	299,355	434,366	294,246
Total assets	$384,425	$355,270	$310,127	$265,419	$315,651	$453,400	$316,626

LIABILITIES
Current liabilities:
Accrued expenses	$1,194	$1,100	$(799)	$1,157	$1,122	$(1,184)	$1,098
Due to (from) related parties	16,615	7,915	12,379	6,306	7,183	9,765	7,469
Tenant deposits	2,845	2,095	3,443	2,768	1,995	3,045	2,495
Note payable, related party	-	9,400	5,700	5,100	15,200	23,400	-
Mortgage payables	-	256,652	209,233	187,073	218,363	329,680	209,931
Total liabilities	$20,654	$277,161	$229,955	$202,404	$243,863	$364,706	$220,993

MEMBERS' EQUITY
Members' capital	372,877	119,923	103,682	90,587	109,654	164,995	98,091
Accumulated deficit	(9,105)	(41,815)	(23,510)	(27,572)	(37,866)	(76,300)	(2,459)
Total members' equity (deficit)	$363,771	$78,108	$80,172	$63,016	$71,788	$88,695	$95,632
Total liabilities and members' equity (deficit)	$384,425	$355,270	$310,127	$265,419	$315,651	$453,400	$316,626

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	363,771	78,108	80,172	63,016	71,788	88,695	95,632
Net adjustments to fair value	105,251	76,437	98,580	63,606	61,586	82,927	49,399
TOTAL NET ASSETS	$469,022	$154,545	$178,751	$126,622	$133,374	$171,622	$145,031
NET ASSET VALUE PER INTEREST	$10.51	$9.90	$12.22	$10.49	$9.31	$8.68	$9.81

	Sajni	Salem	Salinas	Saturn	Scepter	Sequoyah	Shallowford
ASSETS
Current assets:
Cash	$4,129	$4,336	$7,976	$2,899	$4,092	$5,684	$9,731
Prepaid expenses	10	4,159	-	2,740	4,041	257	5,127
Deposits	4,782	4,172	(1,188)	4,681	3,884	2,552	2,357
Property and equipment, net	301,240	283,775	220,076	194,955	246,747	234,766	333,436
Total assets	$310,161	$296,442	$226,863	$205,276	$258,765	$243,260	$350,651

LIABILITIES
Current liabilities:
Accrued expenses	$(26)	$201	$2,543	$1,179	$1,142	$5,938	$1,525
Due to (from) related parties	11,144	18,536	6,191	7,807	5,023	7,048	11,940
Tenant deposits	2,745	2,195	1,945	1,495	2,195	2,295	2,345
Note payable, related party	17,000	5,700	20,300	11,900	6,800	17,200	8,600
Mortgage payables	-	209,022	-	138,191	187,109	122,605	177,055
Total liabilities	$30,863	$235,653	$30,979	$160,572	$202,270	$155,086	$201,464

MEMBERS' EQUITY
Members' capital	289,263	95,284	226,650	83,794	90,030	136,498	202,601
Accumulated deficit	(9,965)	(34,496)	(30,765)	(39,090)	(33,534)	(48,324)	(53,414)
Total members' equity (deficit)	$279,298	$60,789	$195,885	$44,704	$56,495	$88,174	$149,187
Total liabilities and members' equity (deficit)	$310,161	$296,442	$226,863	$205,276	$258,765	$243,260	$350,651

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	279,298	60,789	195,885	44,704	56,495	88,174	149,187
Net adjustments to fair value	98,502	169,896	104,404	73,827	57,795	80,898	71,268
TOTAL NET ASSETS	$377,800	$230,685	$300,289	$118,530	$114,290	$169,072	$220,454
NET ASSET VALUE PER INTEREST	$10.79	$17.36	$11.05	$11.46	$9.84	$10.05	$9.06

	Shoreline	Sigma	Simon	Sims	Soapstone	Sodalis	Spencer
ASSETS
Current assets:
Cash	$8,911	$9,518	$16,143	$13,848	$11,925	$2,346	$8,689
Prepaid expenses	2,786	4,764	470	478	-	52	2,226
Deposits	(7,999)	3,993	4,279	4,124	2,260	3,032	4,618
Property and equipment, net	277,010	347,728	275,029	258,683	201,275	267,301	268,046
Total assets	$280,708	$366,002	$295,921	$277,133	$215,460	$272,731	$283,578

LIABILITIES
Current liabilities:
Accrued expenses	$255	$1,470	$1,639	$2,701	$5,631	$7,138	$116
Due to (from) related parties	6,778	9,239	5,513	5,495	7,579	(9,841)	8,967
Tenant deposits	2,295	2,869	2,095	2,768	2,350	-	2,349
Note payable, related party	16,600	-	-	-	6,900	8,500	9,400
Mortgage payables	210,049	267,068	-	-	127,132	-	192,683
Total liabilities	$235,978	$280,646	$9,248	$10,963	$149,593	$5,797	$213,514

MEMBERS' EQUITY
Members' capital	94,561	117,175	284,089	270,776	69,113	282,048	93,709
Accumulated deficit	(49,830)	(31,819)	2,584	(4,607)	(3,245)	(15,115)	(23,645)
Total members' equity (deficit)	$44,730	$85,356	$286,673	$266,169	$65,868	$266,934	$70,064
Total liabilities and members' equity (deficit)	$280,708	$366,002	$295,921	$277,133	$215,460	$272,731	$283,578

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	44,730	85,356	286,673	266,169	65,868	266,934	70,064
Net adjustments to fair value	83,096	88,529	61,867	50,483	180,600	27,644	105,492
TOTAL NET ASSETS	$127,827	$173,885	$348,540	$316,652	$246,468	$294,577	$175,556
NET ASSET VALUE PER INTEREST	$10.46	$10.75	$10.22	$9.76	$24.64	$8.83	$12.72

	Splash	Spring	Stonebriar	Sugar	Summerset	Sundance	Sunnyside
ASSETS
Current assets:
Cash	$10,312	$1,878	$7,026	$2,487	$5,160	$6,509	$15,208
Prepaid expenses	150	139	3,530	4,994	2,178	178	219
Deposits	3,170	3,972	2,604	6,100	7,419	11,951	3,323
Property and equipment, net	191,714	228,461	186,269	277,787	237,150	297,101	207,179
Total assets	$205,345	$234,450	$199,428	$291,368	$251,907	$315,739	$225,930

LIABILITIES
Current liabilities:
Accrued expenses	$4,921	$4,177	$1,251	$(1,286)	$(256)	$11,739	$1,599
Due to (from) related parties	7,287	6,109	5,142	9,474	7,366	12,145	4,954
Tenant deposits	1,550	1,695	1,395	3,590	2,843	2,595	1,845
Note payable, related party	8,200	-	16,000	6,000	24,500	6,700	-
Mortgage payables	122,079	-	132,837	199,119	163,684	155,794	-
Total liabilities	$144,038	$11,981	$156,625	$216,897	$198,136	$188,973	$8,398

MEMBERS' EQUITY
Members' capital	72,563	235,134	71,863	118,132	87,429	171,652	209,843
Accumulated deficit	(11,256)	(12,665)	(29,059)	(43,661)	(33,658)	(44,886)	7,689
Total members' equity (deficit)	$61,307	$222,469	$42,804	$74,471	$53,771	$126,766	$217,531
Total liabilities and members' equity (deficit)	$205,345	$234,450	$199,428	$291,368	$251,907	$315,739	$225,930

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	61,307	222,469	42,804	74,471	53,771	126,766	217,531
Net adjustments to fair value	110,846	56,478	41,438	92,777	110,716	86,066	60,364
TOTAL NET ASSETS	$172,153	$278,947	$84,241	$167,248	$164,486	$212,832	$277,896
NET ASSET VALUE PER INTEREST	$15.40	$9.74	$8.90	$11.39	$14.10	$10.07	$10.54

	Swift	Taylor	Terracotta	Theodore	Tulip	Tuscan	Tuscarora
ASSETS
Current assets:
Cash	$9,747	$1,737	$1,764	$13,195	$5,999	$18,420	$12,619
Prepaid expenses	0	2,788	4,288	470	3,571	454	110
Deposits	4,702	2,846	2,511	3,478	5,517	(1,276)	8,731
Property and equipment, net	317,741	214,139	295,154	272,982	290,872	286,210	312,785
Total assets	$332,190	$221,510	$303,717	$290,126	$305,959	$303,809	$334,244

LIABILITIES
Current liabilities:
Accrued expenses	$4,852	$1,201	$1,312	$1,626	$1,404	$7,227	$4,183
Due to (from) related parties	14,809	7,490	5,312	5,318	7,271	10,215	7,125
Tenant deposits	2,195	-	1,745	2,245	2,195	2,295	-
Note payable, related party	-	11,100	32,400	-	24,300	-	-
Mortgage payables	-	112,246	220,463	-	219,761	180,930	-
Total liabilities	$21,855	$132,038	$261,232	$9,189	$254,930	$200,667	$11,308

MEMBERS' EQUITY
Members' capital	321,192	135,743	110,424	284,567	102,529	110,087	322,265
Accumulated deficit	(10,857)	(46,271)	(67,939)	(3,630)	(51,500)	(6,945)	671
Total members' equity (deficit)	$310,335	$89,472	$42,485	$280,937	$51,029	$103,142	$322,936
Total liabilities and members' equity (deficit)	$332,190	$221,510	$303,717	$290,126	$305,959	$303,809	$334,244

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	310,335	89,472	42,485	280,937	51,029	103,142	322,936
Net adjustments to fair value	57,788	59,549	71,974	63,498	73,480	167,775	113,660
TOTAL NET ASSETS	$368,123	$149,020	$114,459	$344,434	$124,509	$270,917	$436,595
NET ASSET VALUE PER INTEREST	$9.32	$9.36	$8.20	$10.15	$8.90	$16.47	$11.22

	Tuxford	Vernon	Walton	Wave	Weldon	Wellington	Wentworth
ASSETS
Current assets:
Cash	$1,181	$4,291	$11,734	$3,923	$4,871	$8,328	$8,960
Prepaid expenses	3,954	3,393	81	4,063	2,656	-	2,568
Deposits	2,681	5,254	3,919	8,929	4,042	5,505	3,500
Property and equipment, net	239,496	234,420	276,941	305,957	189,546	377,678	209,739
Total assets	$247,312	$247,357	$292,675	$322,872	$201,115	$391,511	$224,766

LIABILITIES
Current liabilities:
Accrued expenses	$1,337	$1,453	$7,180	$1,731	$1,104	$4,668	$1,093
Due to (from) related parties	8,201	5,924	14,030	10,935	7,971	9,280	6,535
Tenant deposits	1,895	2,843	1,895	2,195	2,168	2,395	1,595
Note payable, related party	25,800	7,400	29,000	94,200	-	-	-
Mortgage payables	176,655	179,985	-	221,854	134,958	-	155,294
Total liabilities	$213,888	$197,605	$52,105	$330,914	$146,200	$16,343	$164,517

MEMBERS' EQUITY
Members' capital	92,643	83,010	289,082	112,070	79,486	391,874	62,294
Accumulated deficit	(59,218)	(33,258)	(48,512)	(120,113)	(24,572)	(16,705)	(2,045)
Total members' equity (deficit)	$33,424	$49,752	$240,570	$(8,042)	$54,914	$375,169	$60,249
Total liabilities and members' equity (deficit)	$247,312	$247,357	$292,675	$322,872	$201,115	$391,511	$224,766

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	33,424	49,752	240,570	(8,042)	54,914	375,169	60,249
Net adjustments to fair value	52,193	68,078	102,469	69,574	74,072	54,916	111,322
TOTAL NET ASSETS	$85,617	$117,830	$343,039	$61,532	$128,986	$430,085	$171,571
NET ASSET VALUE PER INTEREST	$7.10	$10.15	$10.00	$4.41	$12.64	$9.14	$15.55

	Wescott	Westchester	Wildwood	Willow	Wilson	Winchester	Windsor
ASSETS
Current assets:
Cash	$4,127	$387	$8,178	$2,408	$10,054	$6,972	$3,367
Prepaid expenses	1,025	3,983	2,847	222	61	426	4,371
Deposits	5,374	2,412	3,773	3,299	5,110	3,396	5,676
Property and equipment, net	252,271	304,513	202,599	270,246	356,056	255,728	312,726
Total assets	$262,797	$311,294	$217,396	$276,176	$371,282	$266,522	$326,140

LIABILITIES
Current liabilities:
Accrued expenses	$1,517	$138	$1,100	$4,085	$7,053	$2,996	$(485)
Due to (from) related parties	10,657	9,971	7,012	6,925	9,144	4,698	9,752
Tenant deposits	3,440	3,119	1,945	1,545	2,445	1,895	2,595
Note payable, related party	20,800	16,600	-	-	-	-	48,300
Mortgage payables	133,151	196,542	107,378	-	-	-	224,895
Total liabilities	$169,565	$226,370	$117,434	$12,555	$18,641	$9,589	$285,057

MEMBERS' EQUITY
Members' capital	144,257	140,211	111,146	277,138	359,643	270,074	114,006
Accumulated deficit	(51,025)	(55,286)	(11,185)	(13,517)	(7,003)	(13,141)	(72,922)
Total members' equity (deficit)	$93,232	$84,924	$99,961	$263,621	$352,640	$256,933	$41,084
Total liabilities and members' equity (deficit)	$262,797	$311,294	$217,396	$276,176	$371,282	$266,522	$326,140

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	93,232	84,924	99,961	263,621	352,640	256,933	41,084
Net adjustments to fair value	61,339	98,757	78,329	69,251	112,103	65,039	140,546
TOTAL NET ASSETS	$154,571	$183,681	$178,290	$332,872	$464,743	321,972	$181,630
NET ASSET VALUE PER INTEREST	$8.70	$10.15	$12.15	$9.95	$10.49	$10.21	$11.72

	Winston	Wisteria
ASSETS
Current assets:
Cash	$11,644	$8,339
Prepaid expenses	213	3,412
Deposits	5,497	5,228
Property and equipment, net	304,304	276,754
Total assets	$321,658	$293,734

LIABILITIES
Current liabilities:
Accrued expenses	$2,867	$1,353
Due to (from) related parties	7,468	5,902
Tenant deposits	1,795	3,143
Note payable, related party	-	9,300
Mortgage payables	-	205,433
Total liabilities	$12,131	$225,131

MEMBERS' EQUITY
Members' capital	317,150	95,126
Accumulated deficit	(7,623)	(26,522)
Total members' equity (deficit)	$309,527	$68,603
Total liabilities and members' equity (deficit)	$321,658	$293,734

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	309,527	68,603
Net adjustments to fair value	41,502	72,600
TOTAL NET ASSETS	$351,029	$141,203
NET ASSET VALUE PER INTEREST	$9.24	$11.06

[1] Estimated Balance Sheet as of September 30, 2025.

As described in the section “Description of the Securities Being Offered—Valuation Policies,” in the Offering Circular, our operating agreement provides that, following the initial period, at the end of each quarterly period our Manager’s internal accountants and asset management team will calculate our NAV using a process that reflects, among other matters:

●
an estimated value of our investments, as determined by the Manager’s asset management team, including related liabilities, based upon (a) information from publicly available sources about (i) market rents, comparable sales information and interest rates and (ii) with respect to debt, default rates and discount rates, and (b) in certain instances reports of the underlying real estate provided by an independent valuation expert or automated valuation models;

●	the price of liquid assets for which third party market quotes are available;

●	accruals of our periodic distributions on our common shares; and

●
estimated accruals of the revenues, fees and expenses where we will (a) amortize the brokerage fee, offering expenses and sourcing fee over five years and (b) include accrued fees and operating expenses, accrued distributions payable, accrued management fees and any inter-company loans extended to the Company by our Manager.

 Such determinations may include subjective judgments by the Manager regarding the applicability of certain inputs to market rents and comparable sales information. We do not utilize a capitalization rate approach in determining NAV, because given the nature of our investments in primary residences, we do not believe that the value of a many of our assets can be determined based solely on the business activities as the resale value of such asset will be decided independently of the success of such business activities.

Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. GAAP, and such NAV may not be indicative of the price that we would receive for our assets at current market conditions. As a result, the calculation of our NAV may not reflect the precise amount that might be paid for your interests in a market transaction, and any potential disparity in our NAV may be in favor of either holders who redeem their interests, or holders who repurchase such interests, or existing holders. In instances where we determine that an appraisal of a property is necessary, including, but not limited to, instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising residential real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor for preparing, our NAV per interest.

As there is no market value for the interests of any series as they are not expected to be listed or traded on any stock exchange (though periodic trading may become available pursuant to our arrangement with North Capital Private Securities (“NCPS”), which is intended to facilitate secondary transactions in interests on an alternative trading system owned and operated by NCPS, as described in the section “Description of Business—Liquidity Platform” in the Offering Circular), our goal in setting NAV on a quarterly basis is to provide a reasonable estimate of the value of our interests on a quarterly basis. However, each series property consists of residential real estate and, as with any residential real estate valuation protocol, the conclusions reached by the Manager’s asset management team or internal accountants, as the case may be, are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our investments. In addition, for any given period, our published NAV may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable.

Safe Harbor Statement
The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager and the Arrived platform (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.
All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 28, 2025.

Arrived Homes, LLC

By:	Arrived Fund Manager, LLC
Its:	Managing Member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer